United States securities and exchange commission logo





                              January 2, 2024

       Nick Jones
       Head of Legal
       Marex Group plc
       155 Bishopsgate
       London EC2M 3TQ
       United Kingdom

                                                        Re: Marex Group plc
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
6, 2023
                                                            CIK No. 0001997464

       Dear Nick Jones:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Draft Registration Statement on Form F-1

       Our Company, page 1

   1. We note that you explain your growth strategy as focusing on increasing the "share of wallet" of your
clients. Consider revising your disclosure early in the summary to discuss your focus on deepening
client relationships. Your revised disclosure should then discuss whether management
monitors client wallet share, and the effectiveness of your cross-
                                                        selling efforts, either
in the business section or management's discussion and analysis, as appropriate.
       Our Market Opportunity, page 6

   2. We note your comparison of your service offerings and those of your key competitors.
                                                        Please describe how you
defined or identified your key competitors.
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Our Competitive Strengths, page 10

3. We note your reference to "essential services" in this section, and in the section beginning on page 14. Revise your explanation to explain which of your main product or asset classed consist of "essential services."
Growth from Expansion of Client Footprint, page 13

4. We note the graphic on page 14 that shows two "client case studies." Please provide us an explanation of how you identified the clients you are highlighting in the case studies and whether the results of the highlighted clients are representative of your clients during the same time periods presented. Consider revised disclosure as necessary to ensure the presentation is balanced and accurately places the information in context for your investors.
Pursue Strategic Acquisitions, page 17

5. We note your disclosure that you invest substantial time and resources post-closing. If applicable, please disclose where appropriate if these substantial post-closing investments materially affect your liquidity. Depending on your response, consider providing expanded discussion of your post-acquisition efforts in your business section on page 132, or in your liquidity and capital resources section.
Our business is adversely affected by subdued commodity market activity , page
29

6. Please discuss the current commodity market environment in which you are currently operating and whether you are experiencing adverse effects on your business due to the current environment.
We are subject to a variety of regulatory, reputational and financial risks as a result of our international operations, page 33

7. Please disclose whether you believe you are currently in compliance with the regulatory requirements you discuss in this risk factor. Also, revise this section to discuss, for each type of regulation, whether you have been subject to significant sanctions, including fines, enhanced monitoring, or conduct restrictions, during the last 5 years. Software or systems failure, loss or disruption of data or data security failures could, among other things, limit our ability, page 35

8. Please tell us how you concluded that the data security attacks on you or your third-party providers were not material to your business.
We are subject to exposure to cryptocurrencies and potential losses and reputational impact from clients trading crypto, page 37

9. We note your disclosure on page 37 related to legal proceedings with BlockFi Inc. Please
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         address the following:

                Please revise to quantify the amount of financial loss you have experienced related to the instruments that are the subject of these legal proceedings.
                Please quantify the amount of the "disputed assets" held by MCMI at each balance sheet date.
                Please tell us your basis for concluding that the impact of legal proceedings will not have a material impact on your business. In addition, please tell us a range or estimate above any amounts accrued.
10. Please describe your existing cryptocurrency holdings, your material exposure to such holdings, and where your structured notes and OTC derivatives linked to the performance of cryptocurrency were sold. If the structured notes and OTC derivatives were sold in the
         United States, please provide the exemption under which they were sold.
11. In your Regulation section starting on page 150, please disclose the effect of existing or probable government regulation to the extent federal, state, local or foreign regulation of blockchain technology or digital assets may have a material effect on your business or intended business.
We are subject to risks related to OTC derivatives transactions..., page 37

12. We note your reference to bespoke or off-exchange hedging products which you provide to your customers. Please revise, here or where appropriate, to discuss the associated risks to your business from providing these offerings. Highlight the primary differences between your bespoke hedging products and OTC derivatives and quantify your exposure between both OTC and bespoke derivatives for the periods presented within your financial statements.
13. Please identify each of the digital assets to which the structured notes and OTC derivatives you offer are linked.
Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk, page 47

14. We note your disclosure on page 113 that your VaR framework continues to be developed across your various trading desks. Revise this risk factor to discuss the need to expand your monitoring and calculation of your overall VaR exposure. Also, revise the risk factor to discuss the extent to which your lack of an mature VaR framework might impact the probability that you might be exposed to an unidentified or unanticipated risk.
Volatility in Commodity Prices and General Economic Activity Levels, page 88

15. We note your disclosure that trading volumes may be reduced if geopolitical developments impact production or the availability of a relevant commodity for an extended period. You also cite to specific events that have impacted the trading volume of specific commodities. Revise your disclosure to discuss the extent to which the cited
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         events specifically impacted your business volume or revenues or other material impacts on your business.
16. If applicable, please describe the extent and nature of the role of your board of directors in overseeing risks related to Russia's invasion of Ukraine. This could include risks related to cybersecurity, sanctions, and commodity prices in affected regions. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 97

17. Please revise, here or where appropriate, to quantify and discuss the results, trends and circumstances from your cryptocurrency specific activities. For example, quantify the volume of activities, nature, type of cryptocurrencies, average pricing or rate information, etc. Refer to Item 303(b)(2) of Regulation S-K.
18. Please revise your disclosure to describe the extent to which the changes in your Net
         Commission Income and Net Trading Income are attributed to changes in price or changes in volume for each of the periods presented and discussed.

Non-IFRS Measures, page 100

19. Please revise to explain in further detail how you calculate your Sharpe Ratio and
         Adjusted Sharpe Ratio and clarify what these amounts represent. For example, please disclose the primary drivers behind the change in your Sharpe Ratio from 1.8 in 2021 to
         2.8 in 2022 and the change in your Adjusted Sharpe Ratio from 2.2 in 2021 to 4.1 in 2022.
Credit Facilities, page 109

20. For each credit facility listed in this section, please include the interest rate payable.

Quantitative and Qualitative Disclosures of Market Risks, page 111

21. Please revise to provide all quantitative information about market risk as required in Item
         11 of Form 20-F. Specifically, please enhance your disclosure to provide more detail
         regarding the    separate stress-based frameworks and suites of risk
sensitivity limits.    In
         addition, please discuss your Board of Directors    current risk
appetite.
Interest Rate Risk, page 114

22. Revise this section to discuss why you decided that 100bp increase/decrease in interest rates was adequate to provide your management, and investors, with information on your
FirstName LastNameNick Jones
       exposure to changes in interest rates. We note that interest rates in the UK have risen by
Comapany
       almostNameMarex    Group
                500bps since the plc
                                 end of 2021, and in the US have risen by about
the same amount
Januaryin2,the same
            2024    24 4month period.
                  Page
FirstName LastName
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23. We note that you state that you could not model client response to interest rate changes due to the "recent historically low interest rate environment." Revise to clarify if management remains unable to model or anticipate client responses to rate changes based on the inputs from 2022 and 2023.
Market Risk, page 148

24. Please describe the pre-trade risk controls you have in place. Governing Law and Waiver of Jury Trial, page 215

25. Please clarify whether the exclusive forum provision applies specifically to claims under the Securities Act and/or Exchange Act. In that regard, we note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also include risk factor disclosure discussing the risks or other impacts on investors of the exclusive forum provision, as well as any uncertainty about enforceability and whether they apply to federal securities law claims.
Net physical commodities income, page F-24

26. We note that you indicate you enter into contracts to purchase physical commodities for
         the purpose of selling    in the near future    to generate a profit
from the fluctuations in
         prices and that your contracts to purchase and sell physical commodities are
            provisionally priced    at the date that an initial invoice is
issued. Please address the
         following:

                Clarify in which line item you record and, where appropriate, quantify the outstanding exposure related to, your physical commodities contracts on your consolidated statement of financial position.
                Clarify what is meant by the phrases    in the near future
and    provisionally priced
              and revise your disclosure accordingly.
                Tell us where your physical commodities are recorded within your fair value hierarchy as presented on page F-82.
3 Significant Accounting Policies
(n) Financial instruments, page F-29

27. We note your disclosure on page F-33 that states that you have rebutted the 90-day presumption within IFRS 9 where a default shall be presumed to have occurred if a
         financial asset is more than 90 days past due.    We further note your
disclosure that it is
         your accounting policy that when a financial asset is more than 180 days past due, you believe the number of days past due is sufficient evidence of a significant deterioration in
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         the credit quality of the client    in most circumstances.    Please
address the following:

                Cite the accounting guidance that indicates a 90-day presumption of default is assumed.
                Explain your basis in determining that the 90-day presumption has been rebutted.
                Please explain under what circumstances you would believe that 180-days past due is not indicative of a significant deterioration in credit quality.
                Explain if you evaluate and determine any significant deterioration before your financial assets are 180 days past due based on specific and/or known information.
28.      We note your disclosure on page F-37 that states    Hybrid financial
instruments are
         composed of debt components and embedded derivatives.    To the extent
possible, please
         quantify the number and value of embedded derivatives included within your statements of financial position as of December 31, 2022 and December 31, 2021, and tell us how you considered paragraph 4.3 of IAS 9 when accounting for these embedded derivatives.
9 Other expenses, page F-47

29.      We note that the    other    component of your other expenses
comprises a significant
         portion of your total other expenses for the years ended December 31, 2022 and December
         31, 2021. Please provide additional information related to this
other    component and
         consider whether further break-out of these amounts is possible.
20 Trade and other receivables, page F-61

30. We note that you provide an aging of trade debtors but that trade receivables only comprise approximately 3% of your total trade and other receivables as of December 31,
         2022. Please provide an aging for the remainder of your accounts receivable for each period presented.
35 Related party transactions, page F-85

31. We note your disclosure that you have paid a management fee of 2.5% of EBITDA each year to one of your significant shareholders. Please tell us where these management fees are recorded within your consolidated income statements and revise to disclose the material terms of this agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         Please contact Shannon Davis at 202-551-6687 or Lory Empie at 202-551-3714 if you
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January 2, 2024
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have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.



FirstName LastNameNick Jones                            Sincerely,
Comapany NameMarex Group plc
                                                        Division of Corporation
Finance
January 2, 2024 Page 7                                  Office of Finance
FirstName LastName